


mophie
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MAG NET

MAG
NET®

on-the-spot

What is MagNet?

- Chain of automated retail kiosks selling products needed spontaneously.
- Locations with no traditional retail.
- Small and efficient kiosks.
- Delightfully simple yet fulfilling self-service experience.



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MAG NET

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MagNet Experience: Best of Both Worlds



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Precise Information Like **Online Retail**



Instant Gratification Like **Brick & Mortar Retail**

20 Pilots over 2 years => Successful Formula


As seen on Shark Tank!
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Everything POP




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get them here


Ham & Swiss
Sandwich
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Home
Help

IP / Next Gen Kiosk

IP / Container Swap System => Takes seconds to replenish


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MAG NET

MAG NET

IP / Micro Latch US Patent Issued => Enables world's smallest footprint kiosk


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CONFIDENTIAL

IP / Control System





Central Control



Regional Contractors




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Location Partners Established Based on Pilots

	Potential Locations
• Airmall / Airports	25
• Marketplace Development / Airports	20
• Delaware North / Sports venues	140
• Ashkenazy Acquisitions / Public Landmarks	20
• Boston Properties /Office and Retail	10
• McDonalds	500
• Disney	400

- Others: Equity Office (Stations), Grayco(subways), Simon Properties (Premium Retail),Avison Young (Stations)

Kiosk Monthly P&L

Product Sales	$	3,500	Based on Pilots	
Marketing Revenue	$	300		
COGS	$	1,575	45% Cost	
Retail space rent	$	450		
Capital amortization	$	195	4 years	10% interest
Replenishment:	$	80	$ 40 per visit	2 visits
Repairs	$	30		
Internet	$	40		
Credit card fee	$	105	3% of sales	
Direct profit	**$**	**1,325**		

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

Deployment Stages

Stage	# of Kiosks	Period	Investment	# of Brands	Annual Revenue	Focus
Beta	4	Done	$ 1,100,000	4	Na	Prove Value Prop. and Tech.
1A	**210**	**year 1**	**$ 2,000,000**	**5**	**$ 9,576,000**	**Scale**
1B	**350**	**year 2**	**Non Dilutive Financing**	**6**	**$ 15,960,000**	**Scale**
2	1,000	year 3-4	Non Dilutive Financing	15	$ 45,600,000	Scale
3	10,000	Year 5+	Non Dilutive Financing	50	$ 456,000,000	Scale

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

Financial Summary

Earnings in Steady State (Stage 1)

# of kiosks	350
Direct profit per kiosk/yr	$ 15,900
Total direct profit	$ 5,565,000
Overhead	$ (1,096,000)
Net earnings (EBT)	$ 4,469,000

SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

Team



Ross Elkin / Business Dev.



Piotr Diduch / Engineering



Chris Charron/ Analytics



Andrew Gauvin / Software



Pratush KC / Operations



Eduardo Alvarez/ CEO

US Competition

MagNet has **full retail capabilities** like **BestBuy Express** yet we have the same small footprint as battery **rental-only** kiosks such as **fuelrod**.

MagNet can offer multiple different products for sale in **locations that no other retailer can reach**.


BEST BUY EXPRESS
WE'LL BEAT ANY PRICE. ONLINE OR ANYWHERE ELSE.
NOUS BATTRONS TOUS LES PRIX. EN LIGNE OU N'IMPORTE OÙ.
EXPRESS
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fuelrod
Portable Charger
fuelrod

18 ft2

3.5 ft2


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MAG
NET

MAG
NET®

on-the-spot

Appendix

Timing: Attention to Instant Gratification


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BETA

Value Chain

Property Managers

AIRMALL

Westfield

Delaware North

Disney

Boston Properties

Consumer



Products

Hardware and Software Contractors

FreeportMetrics

KIOSK Information Systems

MagNet Proprietary Hardware & Software

MAG NET

Retail Chain of Self-Service Kiosks

Brand & Products

Marketing Intelligence

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MARLEY

Product Brands

Additional Brands

- Apple (peripherals)
- Samsung
- Disney
- Bose
- Beats
- Fitbit
- Skull Candy
- iStore
- Zagg
- Casio
- Swatch
- Sony
- Monster
- Garmin
- Alex and Ani
- Belkin
- Canon
- Jabra
- Plantronics
- Bang & Olufsen
- Under Armour
- Polar
- JBL
- Jawbone…